                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1998


                                      OR


          [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


               For the transition period from _______ to _______


                        Commission file number:  1-8247



               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   JOHNS MANVILLE EMPLOYEES 401(k) PLAN


               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Johns Manville Corporation
                                717 17th Street
                            Denver, Colorado  80202

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN

                             ---------------------



                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                   as of December 31, 1998 and 1997 and for
                       the year ended December 31, 1998

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                             ---------------------


                                                                           Pages
                                                                           -----

Report of Independent Accountants                                              2

Financial Statements:

   Statements of Net Assets Available for Benefits with
     Fund Information at December 31, 1998 and 1997                        3 - 6

   Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the year ended December 31, 1998            7 - 8

   Notes to Financial Statements                                          9 - 16

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes
     (Line 27a of Form 5500)                                                  17

   Schedule of Reportable Transactions
     (Line 27d of Form 5500)                                                  18

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee of the
Board of Directors of Johns Manville Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johns Manville Employees 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP



Denver, Colorado
June 17, 1999

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1998 and 1997


                                   Retirement
                                   Government                                                                         International
                                  Money Market  Short-Term    Asset    Disciplined    Value     Magellan       OTC      Growth and
          1998                     Portfolio    Bond Fund    Manager   Equity Fund    Fund        Fund      Portfolio   Income Fund
          ----                    ------------ ----------- ----------- ----------- ----------- ----------- ----------- -------------

          ASSETS
Investments (Notes 2, 3, 4,
 and 5):
 JM Stock Fund, at market value
  (cost $3,407,898)
 Commingled funds, at market
  value:
   Retirement Government Money
     Market Portfolio
     (cost $18,891,926)           $18,891,926
   Short-Term Bond Fund (cost
     $56,700,116)                              $56,736,682
   Asset Manager (cost
     $43,539,481)                                          $46,890,046
   Disciplined Equity Fund
     (cost $40,057,538)                                                $52,301,279
   Value Fund (cost $27,912,555)                                                   $25,953,809
   Magellan Fund (cost
     $56,140,910)                                                                              $81,088,585
   OTC Portfolio (cost
     $19,315,988)                                                                                          $26,158,950
   International Growth and
     Income Fund (cost
     $10,005,973)                                                                                                       $11,103,078

 Investment contracts, at
   contract value

 Loans to Plan participants, at
   cost (approximates market)

Due from (to) associated funds         13,592       45,225      43,399      39,783      27,271      87,493      23,592       14,433

Contributions receivable:
   Plan members                        25,410       61,568      74,067      72,898      57,397     140,630      44,406       27,775
   Company                            200,821      463,447     572,444     576,424     418,962   1,294,247     426,792      252,730

Accrued income receivable
 (Note 2)
                                  -----------  ----------- ----------- ----------- ----------- ----------- -----------  -----------
Net assets available for
 benefits                         $19,131,749  $57,306,922 $47,579,956 $52,990,384 $26,457,439 $82,610,955 $26,653,740  $11,398,016
                                  ===========  =========== =========== =========== =========== =========== ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1998 and 1997



                                                        JM
                                                       Stock         Loan         Mutual       Combined
         1998 (Continued)                              Fund         Account    Benefit Life     Total
         ----                                       -----------  ------------  ------------  ------------

         ASSETS
Investments (Notes 2, 3, 4, and 5):
 JM Stock Fund, at market value (cost $3,407,898)   $3,379,112                               $  3,379,112
 Commingled funds, at market value:
   Retirement Government Money
      Market Portfolio (cost $18,891,926)                                                      18,891,926
   Short-Term Bond Fund (cost $56,700,116)                                                     56,736,682
   Asset Manager (cost $43,539,481)                                                            46,890,046
   Disciplined Equity Fund (cost $40,057,538)                                                  52,301,279
   Value Fund (cost $27,912,555)                                                               25,953,809
   Magellan Fund (cost $56,140,910)                                                            81,088,585
   OTC Portfolio (cost $19,315,988)                                                            26,158,950
   International Growth and Income Fund
      (cost $10,005,973)                                                                       11,103,078

 Investment contracts, at contract value                                       $10,400,379     10,400,379

 Loans to Plan participants, at cost
   (approximates market)                                          $9,360,835                    9,360,835

Due from (to) associated funds                           2,936      (297,724)                           0

Contributions receivable:
   Plan members                                          6,799                                    510,950
   Company                                              63,700                                  4,269,567

Accrued income receivable (Note 2)                                    68,791                       68,791
                                                    ----------     ---------   -----------   ------------

Net assets available for benefits                   $3,452,547     $9,131,902  $10,400,379   $347,113,989
                                                    ==========     ==========  ===========   ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1998 and 1997

                                   Retirement
                                   Government                                                                          International
                                  Money Market Short-Term     Asset    Disciplined    Value     Magellan       OTC      Growth and
          1997                      Portfolio   Bond Fund    Manager   Equity Fund    Fund        Fund      Portfolio   Income Fund
          ----                    ------------ ----------- ----------- ----------- ----------- ----------- ----------- -------------
          ASSETS
Investments (Notes 2, 3, 4,
 and 5):
 JM Stock Fund, at market
  value (cost $1,471,988)
 Commingled funds, at market
  value:
   Retirement Government Money
    Market Portfolio (cost
    $13,467,220)                   $13,467,220
   Short-Term Bond Fund (cost
    $55,495,144)                               $55,494,023
   Asset Manager (cost
    $35,877,845)                                           $42,302,412
   Disciplined Equity Fund (cost
    $34,967,418)                                                       $42,699,460
   Value Fund (cost $29,826,963)                                                   $31,960,853
   Magellan Fund (cost
    $46,139,201)                                                                               $57,005,851
   OTC Portfolio (cost
    $17,027,717)                                                                                           $18,554,441
   International Growth
    and Income Fund (cost
    $10,221,157)                                                                                                        $10,871,106

 Investment contracts, at
  contract value

 Loans to Plan participants, at
  cost (approximates market)

Due from (to) associated funds          10,043      44,033      41,328      37,979      31,404      76,295      21,215       16,522

Contributions receivable:
   Plan members                         17,360      56,157      68,005      59,865      60,909     105,565      41,411       27,388
   Company                             120,856     396,301     470,843     429,495     392,207     806,761     284,751      211,058

Accrued income receivable
 (Note 2)
                                   ----------- ----------- ----------- ----------- ----------- ----------- -----------  -----------
Net assets available for
 benefits                          $13,615,479 $55,990,514 $42,882,588 $43,226,799 $32,445,373 $57,994,472 $18,901,818  $11,126,074
                                   =========== =========== =========== =========== =========== =========== ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1998 and 1997

                                                         JM
                                                        Stock         Loan         Mutual       Combined
         1997 (Continued)                               Fund        Account     Benefit Life     Total
         ----                                        -----------  ------------  ------------  ------------

         ASSETS
Investments (Notes 2, 3, 4, and 5):
 JM Stock Fund, at market value (cost $1,471,988)      $658,504                               $   658,504
 Commingled funds, at market value:
   Retirement Government Money
      Market Portfolio (cost $13,467,220)                                                      13,467,220
   Short-Term Bond Fund (cost $55,495,144)                                                     55,494,023
   Asset Manager (cost $35,877,845)                                                            42,302,412
   Disciplined Equity Fund (cost $34,967,418)                                                  42,699,460
   Value Fund (cost $29,826,963)                                                               31,960,853
   Magellan Fund (cost $46,139,201)                                                            57,005,851
   OTC Portfolio (cost $17,027,717)                                                            18,554,441
   International Growth and
     Income Fund (cost $10,221,157)                                                            10,871,106

 Investment contracts, at contract value                                         $14,581,613   14,581,613

 Loans to Plan participants, at cost
   (approximates market)                                           $8,756,552                    8,756,552

Due from (to) associated funds                              957      (279,776)                           0

Contributions receivable:
   Plan members                                           1,525                                    438,185
   Company                                               13,036                                  3,125,308

Accrued income receivable (Note 2)                                     64,721                       64,721
                                                       --------    ----------    -----------  ------------

Net assets available for benefits                      $674,022    $8,541,497    $14,581,613  $299,980,249
                                                       ========    ==========    ===========  ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1998

                         Retirement
                         Government                                                                                   International
                       Money Market   Short-Term      Asset     Disciplined      Value        Magellan        OTC       Growth and
         1998            Portfolio     Bond Fund     Manager    Equity Fund       Fund          Fund       Portfolio    Income Fund
         ----          ------------  ------------  -----------  ------------  ------------  ------------  -----------  -------------

Investment Income:
 Dividend income       $    845,828  $  3,251,617  $ 8,520,896  $  3,426,732  $  3,793,026  $  3,680,184  $ 1,283,773   $   374,444
 Interest income
 Net appreciation
  (depreciation) in
  fair value of
  investments (Note 2)                     50,311   (1,896,565)    5,876,676    (3,894,582)   16,067,559    5,881,838       634,204
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
Total investment
 income                     845,828     3,301,928    6,624,331     9,303,408      (101,556)   19,747,743    7,165,611     1,008,648
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
Contributions (Note 6):
 By Plan members            894,004     1,522,935    2,085,347     2,458,583     2,215,039     3,758,028    1,485,931       831,520
 By the Company             217,889       861,847    1,087,866     1,096,933       868,746     2,252,956      757,240       492,894
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
                          1,111,893     2,384,782    3,173,213     3,555,516     3,083,785     6,010,984    2,243,171     1,324,414
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
Transfers into fund
 from associated funds   22,921,017    15,203,781    4,384,658     9,766,929     3,167,114    14,608,516    7,024,676       887,264
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
Transfers out of fund
 to associated funds    (11,999,352)  (13,690,757)  (6,687,677)  (10,289,105)  (10,106,661)  (13,054,195)  (7,039,911)   (1,984,664)
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
Withdrawals and
 forfeitures (Note 7)    (7,356,707)   (5,868,716)  (2,785,751)   (2,567,112)   (2,028,375)   (2,693,405)  (1,641,406)     (963,481)
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
Administrative
 expenses                    (6,409)      (14,610)     (11,406)       (6,051)       (2,241)       (3,160)        (219)         (239)
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
Net increase (decrease)   5,516,270     1,316,408    4,697,368     9,763,585    (5,987,934)   24,616,483    7,751,922       271,942

Net assets available
 for benefits:
   Beginning of year     13,615,479    55,990,514   42,882,588    43,226,799    32,445,373    57,994,472   18,901,818    11,126,074
                       ------------  ------------  -----------  ------------  ------------  ------------  -----------   -----------
   End of year         $ 19,131,749  $ 57,306,922  $47,579,956  $ 52,990,384  $ 26,457,439  $ 82,610,955  $26,653,740   $11,398,016
                       ============  ============  ===========  ============  ============  ============  ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1998

                                       JM
                                      Stock         Loan          Mutual       Combined
        1998 (Continued)              Fund         Account     Benefit Life     Total
        ----                       -----------   -----------   ------------  ------------
Investment Income:
 Dividend income                   $    31,227                               $ 25,207,727
 Interest income                                 $   789,906   $ 1,209,674      1,999,580
 Net appreciation (depreciation)
   in fair value of investments
   (Note 2)                            822,852                                 23,542,293
                                   -----------   -----------   -----------   ------------
Total investment income                854,079       789,906     1,209,674     50,749,600
                                   -----------   -----------   -----------   ------------
Contributions (Note 6):
 By Plan members                       209,432                                 15,460,819
 By the Company                         99,063                                  7,735,434
                                   -----------   -----------   -----------   ------------
                                       308,495                                 23,196,253
                                   -----------   -----------   -----------   ------------
Transfers into fund from
 associated funds                    3,273,753     4,337,611                   85,575,319
                                   -----------   -----------   -----------   ------------
Transfers out of fund to
 associated funds                   (1,547,866)   (4,241,652)   (4,933,479)   (85,575,319)
                                   -----------   -----------   -----------   ------------
Withdrawals and
 forfeitures (Note 7)                 (109,936)     (295,460)     (457,429)   (26,767,778)
                                   -----------   -----------   -----------   ------------
Administrative expenses                                                           (44,335)
                                   -----------   -----------   -----------   ------------
Net increase (decrease)              2,778,525       590,405    (4,181,234)    47,133,740

Net assets available for
 benefits:
   Beginning of year                   674,022     8,541,497    14,581,613    299,980,249
                                   -----------   -----------   -----------   ------------
   End of year                     $ 3,452,547   $ 9,131,902   $10,400,379   $347,113,989
                                   ===========   ===========   ===========   ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


1.  Plan Description:
    ----------------

    The Johns Manville Employees 401(k) Plan (the "Plan") is sponsored by Johns Manville Corporation and offered through its wholly owned subsidiary, Johns Manville International, Inc. (the "Company"). The Plan provides eligible employees a convenient means for regular and systematic savings with several investment options. Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Management Trust Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: Retirement Government Money Market Portfolio, Short-Term Bond Fund, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio, International Growth and Income Fund, and the JM Stock Fund. Participants may invest up to 25% of the total value of their account in the JM Stock Fund, which holds common stock of Johns Manville Corporation.

    Effective January 1, 1999 the Company offers nine additional investment options through Fidelity, as trust distributor, to provide employees a broader range of risk and reward potential. These additional funds are:
    PIMCo Total Return Fund, PIMCo High Yield Fund, PIMCo Strategic Balanced Fund, PIMCo StocksPlus Fund, Morgan Stanley Institutional Fund Inc. Global Equity Portfolio, MAS Small Cap Value Portfolio, and three Morgan Stanley Strategic Advisor Funds: Conservative, Moderate or Aggressive.

    The Loan Account holds loans made to eligible participants out of their vested account balances in the aforementioned funds. Principal and interest payments are reinvested in the participants investment funds in accordance with the participant's investment election in effect at the time the payments are made.

    At December 31, 1998, there were a total of 4,860 participants in the Plan. They participated in one or more of the funds as follows: 961 in the Retirement Government Money Market Portfolio, 2,328 in the Short-Term Bond Fund, 2,091 in the Asset Manager, 2,392 in the Disciplined Equity Fund, 1,913 in the Value Fund, 3,117 in the Magellan Fund, 1,522 in the OTC Portfolio, 1,353 in the International Growth and Income Fund, 521 in the JM Stock Fund, and 707 in the Mutual Benefit Life contract (see Notes 3 and 4). Additionally, 1,609 participants had loans outstanding through the loan account at December 31, 1998.

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


2.  Summary of Significant Accounting Policies:
    ------------------------------------------

    Investments in the funds are stated at current market values based upon quotations obtained directly from Fidelity except for Mutual Benefit Life, which is based on contract value (original cost plus accrued interest and contributions less withdrawals). Investments for each fund consist primarily of the following:

    Retirement Government
      Money Market Portfolio    high quality money market securities

    Short-Term Bond Fund        short-term investment grade bonds

    Asset Manager               flexible combination of stocks, bonds and cash

    Disciplined Equity Fund     large-capitalization U.S. equity securities

    Value Fund                  mid-capitalization U.S. equity securities

    Magellan Fund               large-capitalization U.S. equity securities

    OTC Portfolio               mid-capitalization U.S. equity securities

    International Growth
      and Income Fund           equity securities of foreign issuers

    JM Stock Fund               common stock of Johns Manville Corporation

    Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of interest income receivable on loans to Plan participants at December 31, 1998 and 1997.

    The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, including derivative financial instruments (see Note 5).

    The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


2.   Summary of Significant Accounting Policies, continued:
     ------------------------------------------

     Certain prior year information has been reclassified to conform with the current year presentation.

     The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities. Actual results may differ from those estimates and assumptions.

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investments:
    -----------

    The number of shares and value per share at December 31, were as follows:

                                                          1998          1997
                                                       ----------    ----------
    Retirement Government Money Market
    ----------------------------------
      Shares                                           18,891,926*   13,467,220
      Market value per share                                $1.00         $1.00

    Short-Term Bond Fund
    --------------------
      Shares                                            6,513,970*    6,378,623*
      Market value per share                                $8.71         $8.70

    Asset Manager
    -------------
      Shares                                            2,696,380*    2,305,309*
      Market value per share                               $17.39        $18.35

    Disciplined Equity Fund
    -----------------------
      Shares                                            1,783,809*    1,651,178*
      Market value per share                               $29.32        $25.86

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


3.  Investments, continued:
    -----------

                                                          1998          1997
                                                       ----------    ----------
    Value Fund
    ----------
       Shares                                             559,953*      591,430*
       Market value per share                              $46.35        $54.04

    Magellan Fund
    -------------
       Shares                                             671,152*      598,361*
       Market value per share                             $120.82        $95.27

    OTC Portfolio
    -------------
       Shares                                             599,563*      554,692*
       Market value per share                              $43.63        $33.45

    International Growth and Income Fund
    ------------------------------------
       Shares                                             530,994       551,833
       Market value per share                              $20.91        $19.70

    JM Stock Fund
    -------------
       Shares                                             204,695        64,896
       Market value per share                              $16.51        $10.15

    Loan Account
    ------------
       Remaining principal balance, at cost            $9,360,835    $8,756,552
         (approximates market)

    Mutual Benefit Life Insurance Contract
    --------------------------------------
       Shares                                          10,400,379    14,581,613
       Contract value per share                             $1.00         $1.00
       Average yield (Note 4)                               11.82%         8.05%

    * Represents at least 5% of net assets available for benefits at December 31 of the corresponding year.

4.  Mutual Benefit Life Insurance Company:
    -------------------------------------

    During 1991, Mutual Benefit Life was placed under rehabilitory conservatorship with the state of New Jersey by court order, and during 1993, a plan of rehabilitation (the "Rehabilitation") was approved. Mutual Benefit Life became insolvent during 1994 and its assets and liabilities were assumed by a successor company, MBL Life Assurance Corporation ("MBLLAC"). Pursuant to the Rehabilitation, participants had the option of opting out of the existing contract or accepting participation in a new, restructured contract to be issued by MBLLAC. Participants electing to opt out of the contract received a total of $864,000, representing 55% of their account balances with interest credited at 3.5% annually through payout. Participants

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


4.  Mutual Benefit Life Insurance Company, continued:
    -------------------------------------

    who elected to accept participation in the restructured contract were credited with balances totaling approximately $15.2 million, with interest credited at the contract rate of 11.05% through December 31, 1991, at 4.0% for 1992, at 3.5% for 1993, at 3.5% for 1994, at 3.55% for 1995, at 6.25%
    for 1996, at 6.35% through June 30, 1997, at 9.75% through September 30, 1998, at 14.4% through December 31, 1998, at 15% through March 31, 1999, at 20% for April 1999, and at 25% for May 1999. Payment of principal and interest was guaranteed by a consortium of major insurance companies.

    During the rehabilitation period, which extended through May 31, 1999, withdrawals were available. The cashout penalty percentage for withdrawals was determined on a quarterly basis and was 4% at December 31, 1997. Effective January 1, 1998 the penalty percentage was zero. In February 1998, the Superior Court of New Jersey gave final approval to a Settlement Agreement that eliminated pending appeals and further litigation regarding the Rehabilitation Plan. As part of the agreement, the installment payout provision at the end of Rehabilitation was eliminated. Contract account values totaling approximately $10.2 million were paid in full June 1, 1999, effectively terminating the contract.

5.  Derivative Financial Instruments:
    --------------------------------

    The Plan's mutual fund investments have only limited involvement with derivative financial instruments and do not use them for trading purposes. The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value. During 1998 and 1997, derivative investments comprised an immaterial portion of the total net assets available for benefits.

6.  Contributions, Eligibility and Vesting:
    --------------------------------------

    Pre-tax Contributions - Eligible employees may contribute to the Plan
    ---------------------
    through a reduction in salary on a pre-tax basis (a "401(k)" Plan ) from 1% to 9% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions) or, for highly compensated employees, from 1% to 8% of salary on a pre-tax basis. Effective January 1, 1999 eligible employees may contribute to the Plan from 1% to 12% of salary on a pre-tax basis. Highly compensated employees may be limited based on discrimination testing.

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


6.  Contributions, Eligibility and Vesting, continued:
    --------------------------------------

    After-tax Contributions - Employees may elect to contribute 1% to 7% of
    -----------------------
    salary on an after-tax basis regardless of the percentage of pre-tax contributions.

    Company Contributions - The Company contribution is based on a 50% fixed
    ---------------------
    match on the first six percent of pre-tax contributions, plus up to 50% variable match based on the operating performance of the Company and management's sole discretion. Company contributions of $4,092,865 and $2,976,905 related to the variable match were accrued for at December 31, 1998 and 1997, respectively. After-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any one employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

    Eligibility - Full-time permanent salaried employees and non-union hourly
    -----------
    employees at participating locations are eligible to become Plan participants on the first day of employment or re-employment. If the employee is part-time or temporary, such employee becomes eligible to participate after completing at least one year and 1,000 hours of service.

    Vesting - Employee contributions and earnings thereon vest to the
    -------
    participant immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years of service or three years participation in the Plan.

    Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

7.  Withdrawals, Forfeitures and Loans:
    ----------------------------------

    Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2, leaves the Company, or furnishes satisfactory proof of financial hardship.

    If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $5,000, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

    Forfeitures serve to reduce future contributions of the Company. During 1998, forfeitures totaled $158,927. A participant who is terminated and subsequently rehired by the Company

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


7.  Withdrawals, Forfeitures and Loans, continued:
    ----------------------------------

    within five years has the option of repaying to the Plan, within two years of the re-employment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

    A participant who retires or becomes disabled, and has a balance of at least $5,000, can elect to defer the distribution of funds credited to the participant in the Plan until December of the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

    Withdrawal of Company contributions is subject to suspension of Company contributions for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

    The Plan's loan provisions allow participants to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate on the last day of the month preceding the loan withdrawal.

8.  Tax Status:
    ----------

    The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986. On April 7, 1998, the Company received a favorable tax qualification determination letter from the Internal Revenue Service approving amendments through July 1997. No Plan amendments have been made subsequent to July 1997. The Company believes that the Plan remains in accordance with the applicable requirements under the Internal Revenue Code of 1986. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions from a qualified plan, earnings on contributions from the Company's retirement plans, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS

                             _____________________


9.  Termination of the Plan:
    -----------------------

    It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would become fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

10. Administrative Expenses Paid by Company:
    ---------------------------------------

    The Company paid approximately $50,000 in 1998 of administrative expenses to the Plan's trustee and outside consultants on behalf of the Plan, which are not included in the Plan's financial statements.

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1998

                                    Description of Investment Including
Identity of Issue, Borrower,    Maturity Date, Rate of Interest, Collateral       Share
  Lessor, or Similar Party         Par or Maturity Value, if applicable          Balance        Cost       Current Value
----------------------------    -------------------------------------------    -----------  ------------   -------------
Retirement Government
 Money Market Portfolio         High quality money market securities           18,891,926   $ 18,891,926   $ 18,891,926

Short-Term Bond Fund            Short-term investment grade bonds               6,513,970     56,700,116     56,736,682

Asset Manager                   Flexible combination of stocks,
                                bonds, and cash                                 2,696,380     43,539,481     46,890,046

Disciplined Equity Fund         Large-capitalization U.S. equity securities     1,783,809     40,057,538     52,301,279

Value Fund                      Mid-capitalization U.S. equity securities         559,953     27,912,555     25,953,809

Magellan Fund                   Large-capitalization U.S. equity securities       671,152     56,140,910     81,088,585

OTC Portfolio                   Mid-capitalization U.S. equity securities         599,563     19,315,988     26,158,950

International Growth
 and Income Fund                Equity securities of foreign issuers              530,994     10,005,973     11,103,078

JM Stock Fund*                  Common stock of Johns Manville Corporation        204,695      3,407,898      3,379,112

Loans to Plan participants      Participant loans (1)                                                         9,360,835

Mutual Benefit Life             Insurance contract                             10,400,379     10,400,379     10,400,379
                                                                                            ------------   ------------
                                                                                            $286,372,764   $342,264,681
                                                                                            ============   ============

(1) Loans to Plan members bear interest ranging from 7% to 12% and mature on January 1999 through August 2027.

* Party in interest

                      JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1998

                                                                                                              Current
                                                                                                              Value at
                                                     Total     Number of                Number    Cost of    Transaction     Net
   Identity of Fund       Description of Asset     Purchases   Purchases  Total Sales  of Sales    Asset        Date         Gain
----------------------   -----------------------  -----------  ---------  -----------  -------- -----------  -----------  ----------
Retirement Government
 Money Market Portfolio  High quality money
                         market securities        $24,946,100     239     $19,521,395    234    $19,521,395  $19,521,395

Short-Term Bond Fund     Short-term investment
                         grade bonds              $20,766,430     256     $19,574,082    250    $19,561,458  $19,574,082  $   12,624

Asset Manager            Flexible combination
                         of stocks, bonds and
                         cash                     $15,969,034     249     $ 9,484,834    241    $ 8,307,397  $ 9,484,834  $1,177,437

Disciplined Equity Fund  Large-capitalization
                         U.S. equity securities   $16,587,411     252     $12,862,268    247    $11,497,290  $12,862,269  $1,364,979

Value Fund               Mid-capitalization
                         U.S. equity securities   $10,027,474     249     $12,139,935    242    $11,941,882  $12,139,935  $  198,053

Magellan Fund            Large-capitalization
                         U.S. equity securities   $23,770,343     250     $15,755,168    247    $13,768,634  $15,755,168  $1,986,534

OTC Portfolio            Mid-capitalization
                         U.S. equity securities   $10,404,206     250     $ 8,681,536    238    $ 8,115,935  $ 8,681,536  $  565,601

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 17, 1999                         JOHNS MANVILLE EMPLOYEES 401(k) PLAN


                                      By:     /s/  G. Anne Heathman
                                           -------------------------------------
                                                   G. Anne Heathman
                                                   Manager, Retirement Plans

                                       19